SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the implementation plan of the International Financial Reporting Standards (“IFRS”), which was filed by the Company on April 30, 2010 with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Background and Acknowledgement of the new Reporting duties

The International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) are internationally recognized quality standards. The International Organization of Securities Commissions (“IOSCO”) in due course recommended the adoption of these standards for the preparation and filing of financial statements by entities authorized to make the public offering of their securities.

Considering that the adoption of these new standards was of utter importance to favor the international investments required by Argentina’s capital market, since the financial information prepared in accordance with these standards would be comparable, assimilable and objectively relevant at international level and would allow the inflow of foreign capital, upon facilitating an accurate decision making by investors, both the Argentine Chamber of Corporations (Cámara Argentina de Sociedades Anónimas) as well as the economic sciences professional entities also requested their adoption in Argentina.

Taking into consideration IOSCO´ recommendation and the local entities´ request, the Comisión Nacional de Valores (“CNV”) proceeded to examine the possibility of adopting the new accounting standards, requiring for that the cooperation of the Argentine Federation of Economic Sciences Professional Boards (“AFESPB” – Federación Argentina de Consejos Profesionales de Ciencias Económicas) and the Economic Sciences Professional Board of the City of Buenos Aires (“ESPBCABA” – Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires), for the preparation of a proposal and an action plan for the adoption thereof, which was presented in March 2008 and amended in October of such year, after a public consultation process, the general guidelines of this plan having been approved by the CNV in November 2008.

In compliance with the measures provided for, on March 20th, 2009, the AFESPB issued Technical Resolution N° 26 on the adoption of the International Financial Reporting Standards (IFRS), to be mandatorily applied by the entities under the supervision of the CNV, except for those entities with regard to which this agency had the criterion of accepting the accounting standards of other regulation or supervision entities.

Finally, on December 29th, 2009, the CNV published General Resolution N° 562/9, providing for the definitive adoption of the IFRS by all the companies governed by its rules, with some exceptions, as from fiscal years commencing on January 1st, 2012, as well as the duty of such companies to present a General Implementation Plan of such new standards before April 30th, 2010. The Board of Directors of the Company has been informed of the publication of this Resolution.

Taking into account the aforementioned antecedents, the Company has designed a general implementation plan for the overall adoption of the International Financial Reporting Standards (IFRS) both at internal level as on the part of its controlled companies, as provided for in Resolution N° 562/9 of the CNV, for the preparation of their quarterly and annual financial statements, as from the fiscal year commencing on July 1st, 2012.

Coordinator in charge

The Board of Directors of the Company has appointed David Perednik, who is the Chief Administrative Officer, as head coordinator in charge of the adoption process, his being provided both with accounting knowledge as well as knowledge of the activities and business of the Company sufficient to assume this responsibility, having the duty to inform the Board of Directors of the general situation and degree of completion of the project for the follow-up to be done by the latter. Besides, Mr. Héctor de Marco has been appointed as alternate coordinator in charge.

Training Plan

During the last months, the personnel of the Company involved in this project have attended introductory courses and seminars on IFRS given by world class auditors firms, as a first step for the evaluation and design of a general training plan.

With regard to this issue, an overall and thorough training will be provided on the IFRS, aimed at all the personnel belonging to the specific areas of the Company (accounting and tax) and its controlled and related companies in charge of the preparation of the financial statements.

A general training aimed at the executive and managerial staff and other areas of the Company, which use the financial information but do not require such a specific knowledge of the new rules, will also take place.

Both trainings will be given by a world class auditing and consulting firm of the market and will start in the course of this year.

Moreover, following this initial training, periodical up-datings will take place, which are aimed at keeping up on the new standards, taking into consideration the news or modifications thereof that may arise at international level.

Stages of the Project. Analysis of impacts on processes and systems

This implementation plan will have a total duration of approximately three years and a half and has been structured in four main stages, as follows:

1.	Planification and Initial Diagnosis

2.	Selection of IFRS Policies

3.	Processes and Systems Adjustment

4.	Definitive implementation

Once the Company is provided with the Initial Diagnosis with regard to differences in standards, the effects of the modifications which should be made pursuant to the requirements of additional information to be included in the financial statements under IFRS, will be evaluated, with respect to the information published at present.

In this stage, the composition of the different teams in charge of the preparation of the financial statements and their response capacity facing the new information requirements, will be also evaluated, determining the need to incorporate new resources or modify the ones that already exist, if that were necessary.

Furthermore, at the same time of the selection process of the accounting policies under IFRS when alternatives exist, an analysis of the impacts that these changes in policies may cause, in connection with previously established and already in use processes, will be conducted.

Considering these aspects, the need to make changes to the present processes and systems will be determined and a specific implementation plan will be prepared, which will be in line with the general plan as far as the set in motion of the changes that may be necessary is concerned.

This analysis of impacts is estimated to be conducted in a total term of approximately ten months computed from the time when the Initial Diagnosis of differences in standards is available.

Evaluation of Impacts and new accounting policies adoption process

With respect to the evaluation of the different impacts that the change of standards may cause and the selection of the new accounting policies, when different alternatives exist, the Company, based on the initial diagnosis of differences found, will analyze the different options which may arise, taking into account all the relevant aspects for each decision to be made.

The investors’ view of the Company, its positioning in the local market and abroad, the compliance with the agreements executed with financial entities, the future risks that certain decisions may bring, the changes in certain policies in force and the impact of the potential changes on the Company’s equity and earnings, will be taken into consideration, among other aspects.

Moreover, the experience of other entities similar to ours in markets which have already implemented the IFRS will be considered, as well as the opinion of our external advisors. The decisions to be made will be those that the Company deems more suitable to reflect its economic and financial situation.

This process of analysis, evaluation of impacts and determination of IFRS policies to be adopted by the Company, will commence once the initial diagnosis on the differences in standards is available, a term of approximately nine months being estimated for its completion.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 3, 2010.